EX99-1
November 9, 2023
Vancouver, British Columbia
Designated News Release
THIRD QUARTER FINANCIAL RESULTS

Wheaton Precious Metals Announces Solid Third Quarter Results for 2023

“The importance of having a diversified portfolio of high-quality, low-cost assets was evidenced by Wheaton’s ability to deliver solid operating results in the quarter, despite the temporary suspension of one of our largest assets, which has since begun the safe ramp-up of operations. Strong outperformances from Salobo and Constancia, have not only offset challenges faced by others, but also contributed significantly to our overall success. As such, we are pleased to reiterate our annual production guidance range for 2023 of 600,000 to 660,000 gold equivalent ounces,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “In this high interest rate environment, streaming continues to be one of the most competitive sources of capital, and our corporate development team remains exceptionally busy evaluating new opportunities. We remain resolutely committed to enhancing our portfolio with growth that is accretive and sustainable, benefiting all stakeholders.”

Solid Financial Results and Strong Balance Sheet
•	Third quarter of 2023: $223 million in revenue, $171 million in operating cash flow, $116 million in net earnings and $121 million in adjusted net earnings[1].
•	A cash balance of $834 million and no debt as at September 30, 2023, after making total upfront cash payments of $90 million relative to mineral stream interests in the quarter.
•	Undrawn $2 billion revolving credit facility maturing on June 22, 2028.
•	Declared a quarterly dividend[1] of $0.15 per common share.

High Quality Asset Base
•	Streaming agreements on 18 operating mines and 14 development projects.
•	93% of attributable production from assets in the lowest half of their respective cost curves[2],[3].
•	30 years of mine life based on Proven and Probable Mineral Reserves and potential additional mine life from mineral resource conversion and exploration[2,4].
•
Third quarter production increased quarter over quarter to 154,800 gold equivalent ounces[3] ("GEOs"), driven by strong outperformances at both Salobo and Constancia, and despite the temporary suspension at Peñasquito, highlighting the strength of our diversified portfolio.

•	Average annual production guidance for 2023 of 600,000 to 660,000 GEOs[2,3] is maintained, with sector-leading growth over the next five to ten years.
•	Accretive portfolio growth:
o	Subsequent to the quarter, entered into a definitive agreement with Waterton Copper Corp. to acquire a silver stream on the Mineral Park mine for total cash consideration of $115 million.
o
Acquired a 0.5% Net Smelter Royalty from Liberty Gold Corp., on the Black Pine Oxide Gold Project for total cash consideration of $3.6 million, along with an equity investment totalling $5 million in Liberty Gold at C$0.34 per share.

Leadership in Sustainability
•	Top Rankings: #1 out of 117 precious metals companies and ranked in the Global Top 50 companies by Sustainalytics, AA rated by MSCI, and Prime rated by ISS.
•	Wheaton was recognized as Best Company for ESG & Sustainability (Metals & Mining) and runner-up for Best Company for Climate Reporting (Large Cap) by ESG Investing’s Corporate ESG Awards.

Operational Overview
(all figures in US dollars unless otherwise noted)	Q3 2023	Q3 2022	Change	YTD 2023	YTD 2022	Change
Units produced
Gold ounces	105,436	72,078	46.3%	261,635	216,574	20.8%
Silver ounces	3,363	5,822	(42.2)%	12,876	18,497	(30.4)%
Palladium ounces	4,006	3,229	24.1%	11,591	11,616	(0.2)%
Cobalt pounds	183	226	(19.1)%	458	596	(23.1)%
Gold equivalent ounces [3]	154,800	153,025	1.2%	444,597	473,868	(6.2)%
Units sold
Gold ounces	74,426	62,000	20.0%	212,325	224,238	(5.3)%
Silver ounces	2,965	5,234	(43.4)%	11,151	16,635	(33.0)%
Palladium ounces	4,242	4,227	0.4%	10,580	11,680	(9.4)%
Cobalt pounds	198	115	72.2%	786	851	(7.6)%
Gold equivalent ounces [3]	119,030	135,179	(11.9)%	375,248	460,026	(18.4)%
Change in PBND and Inventory
Gold equivalent ounces [3]	22,438	4,460	(17,978)	27,248	(32,368)	(59,616)
Revenue	$223,137	$218,836	2.0%	$702,573	$829,002	(15.3)%
Net earnings	$116,371	$196,460	(40.8)%	$369,209	$503,001	(26.6)%
Per share	$0.257	$0.435	(40.9)%	$0.815	$1.114	(26.8)%
Adjusted net earnings [1]	$121,467	$93,878	29.4%	$368,481	$401,168	(8.1)%
Per share [1]	$0.268	$0.208	28.8%	$0.814	$0.889	(8.4)%
Operating cash flows	$171,103	$154,497	10.7%	$508,584	$571,396	(11.0)%
Per share [1]	$0.378	$0.342	10.5%	$1.123	$1.266	(11.3)%
All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Financial Review
Revenues
Revenue in the third quarter of 2023 was $223 million (65% gold, 32% silver, 2% palladium and 1% cobalt), with the $4 million increase relative to the prior period quarter being primarily due to  a 16% increase in realized commodity prices, partially offset by lower sales volumes.

Revenue was $703 million in the nine months ended September 30, 2023, representing a $126 million decrease from the comparable period of the previous year due primarily to an 18% decrease in the number of GEOs³ sold, resulting from lower production and relative changes in the GEOs³ produced but not yet delivered; partially offset by a 4% increase in the average realized gold equivalent³ price.

Cash Costs and Margin
Average cash costs¹ in the third quarter of 2023 were $418 per GEO³ as compared to $451 in the third quarter of 2022. This resulted in a cash operating margin¹ of $1,457 per GEO³ sold, an increase of 25% as compared with the third quarter of 2022, a result of the higher realized price per ounce.

Average cash costs¹ for the nine months ended September 30, 2023 were $427 per GEO³ as compared to $448 in the comparable period of the previous year. This resulted in a cash operating margin¹ of $1,445 per GEO³ sold, a 7% increase from the comparable period of the previous year.

Cash Flow from Operations
Operating cash flow in the third quarter of 2023 amounted to $171 million, with the $17 million increase due primarily to the higher realized price per GEO sold coupled with higher amounts of interest received in the third quarter of 2023.

Operating cash flows for the nine months ended September 30, 2023 amounted to $509 million, with the $63 million decrease from the comparable period of the previous year being due primarily to lower sales volumes, partially offset by higher amounts of interest received during the current year.

Balance Sheet (at September 30, 2023)
•	Approximately $834 million of cash on hand
•	During the third quarter of 2023, the Company made total upfront cash payments of $90 million relative to the mineral stream interests consisting of
-	$70 million payment relative to the Blackwater Silver precious metals purchase agreement (“PMPA”); and
-	a $20 million payment relative to the expansion of the Blackwater Gold PMPA
•
With the existing cash on hand coupled with the fully undrawn $2 billion revolving credit facility, the Company is well positioned to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

Third Quarter Operating Asset Highlights
Salobo: In the third quarter of 2023, Salobo produced 69,000 ounces of attributable gold, an increase of approximately 56% relative to the third quarter of 2022, driven by higher throughput, with production from the third concentrator line commencing at the end of 2022, and higher recoveries. The prior year was also affected by planned and corrective maintenance being performed. In the third quarter of 2023, Salobo reached its highest production level since the fourth quarter of 2019 as the ramp-up of the Salobo III expansion continues to advance. Salobo is expected to reach a throughput capacity of 32 Mtpa in the fourth quarter of 2023 and full throughput capacity by the end of 2024.

Antamina: In the third quarter of 2023, Antamina produced 0.9 million ounces of attributable silver, a decrease of approximately 35% relative to the third quarter of 2022, primarily due to lower grades as per the mine plan.

Peñasquito: In the third quarter of 2023, Peñasquito had no production resulting from a suspension of operations at the mine which began on June 7, 2023 due to a labour dispute. On October 13, 2023, Newmont Corporation (“Newmont”) reached a definitive agreement to end the strike and has since begun the safe ramp-up of operations. Newmont expects to reach full operating capacity by the end of the fourth quarter.

Constancia: In the third quarter of 2023, Constancia produced 0.7 million ounces of attributable silver and 19,000 ounces of attributable gold, an increase of approximately 24% and 164%, respectively, relative to the third quarter of 2022. Record quarterly gold production combined with strong silver production are a result of significantly higher grades from mining the high-grade zones of the Pampacancha deposit, higher recoveries and higher throughput. As per Hudbay Minerals Inc. (“Hudbay”), production is expected to continue to benefit from higher grades in the fourth quarter of 2023.

Sudbury: In the third quarter of 2023, Vale’s Sudbury mines produced 4,300 ounces of attributable gold, an increase of approximately 24% relative to the third quarter of 2022, due to higher grades which as per Vale, were partially offset by the annual planned maintenance activities at the Sudbury and Thompson mines and mills, as well as additional maintenance at the Sudbury refinery in the third quarter.

Stillwater: In the third quarter of 2023, the Stillwater mines produced 2,500 ounces of attributable gold and 4,000 ounces of attributable palladium, an increase of approximately 34% for gold and 24% for palladium relative to the third quarter of 2022, due primarily to the impact on production resulting from regional flooding that occurred in the second quarter of 2022.

San Dimas: In the third quarter of 2023, San Dimas produced 10,000 ounces of attributable gold, a decrease of approximately 15% relative to the third quarter of 2022, primarily due to lower grades, partially offset by higher throughput.

Voisey’s Bay: In the third quarter of 2023, the Voisey's Bay mine produced 183,000 pounds of attributable cobalt, a decrease of approximately 19% relative to the third quarter of 2022, primarily due to mining lower grade material during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project. Production in the third quarter was also impacted as a result of maintenance at the Long Harbour Refinery. Vale reports that physical completion of the Voisey’s Bay underground mine extension was 88% at the end of the third quarter, with Reid Brook's bulk material handling system near mechanical completion, and the commissioning of sub-systems currently taking place. Vale achieved the first ore production from the Reid Brook deposit, the first of two underground mines to be developed in the project, in the second quarter of 2021. Eastern Deeps, the second deposit, has started to extract development ore from the deposit and is continuing its scheduled production ramp-up.

Other Gold: In the third quarter of 2023, total Other Gold attributable production was 700 ounces, a decrease of approximately 81% relative to the third quarter of 2022, primarily due to the closure of the Minto mine in May 2023.

Other Silver: In the third quarter of 2023, total Other Silver attributable production was 1.8 million ounces, a decrease of approximately 6% relative to the third quarter of 2022, primarily due to the termination of the Yauliyacu PMPA.

Aljustrel: On September 12, 2023, it was announced that as a result of low zinc prices, the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.
Third Quarter Development Asset Highlights
Blackwater Project: On July 4, 2023, Artemis announced receipt of the Fisheries Act Authorization for development of the Blackwater Project, which will facilitate the commencement of construction of water diversion structures and dams in the Davidson Creek valley which runs through the basin of the Blackwater tailings storage facility. On October 24, 2023, Artemis announced that overall construction at the Blackwater mine was 45% complete as of September 30, 2023. Project development continues to advance on the schedule, targeting first gold pour in the second half of 2024.

Marmato Mine: On July 12, 2023, Aris Mining announced that they have received approval from the Corporación Autónoma Regional del Caldas, a regional environmental authority in Colombia, of the Environmental Management Plan, which now permits the development of the Marmato Lower Mine.

Marathon Project: On August 30, 2023, Generation Mining Limited ("Gen Mining") received the Endangered Species Act permit issued by the Ministry of the Environment, Conservation and Parks. This permit includes conditions intended to minimize impacts to caribou and SAR bats, as well as to create an overall benefit for these species at risk. Additionally, in September 2023, Gen Mining received the Environmental Compliance Approval issued by the Ministry of Environment, Conservations and Parks for air and noise emissions for the Marathon Project, and on November 7, 2023, announced that the province of Ontario had accepted and filed the Closure Plan, representing another major milestone in the permitting process. Additional permits and approvals are expected to be received during the balance of 2023.

Copper World Complex: On September 8, 2023, Hudbay announced the results of the enhanced pre-feasibility study for Phase I of its 100%-owned Copper World project in Arizona. After receipt of two outstanding permits which are expected in mid-2024, Hudbay intends to complete a minority joint venture partner process prior to commencing a definitive feasibility study. The opportunity to sanction Copper World is not expected until 2025 based on current estimated timelines. With the results from this pre-feasibility study, the Company has now incorporated gold in the mineral reserves and mineral resources statement on our website.

Curipamba Project: On September 11, 2023, Adventus provided an update that the Constitutional Court of Ecuador declared that processing of an unconstitutionality claim filed by the indigenous group CONAIE and other complainants against Presidential Decree 754 that regulates environmental consultation for all public and private industries and sectors in Ecuador was a priority and set a public hearing for September 18, 2023. Adventus has indicated that historically the Court can be expected to issue a resolution within two to three months following the public hearing commencement.

On October 2, 2023, Adventus announced that the El Domo – Curipamba project has been issued a favourable Certificate of No Affect of Water by the Ministry of Environment and Water of the Government of Ecuador. This certificate and milestone allow the planned and designed projected infrastructure construction in an area with the presence of surface and ground water sources.

Goose Project: On September 18, 2023, B2Gold provided a construction update on the Goose Project highlighting that the purchasing of materials and supplies needed to support the 2024 construction campaign has been completed and all materials have been provided to the ports for the 2023 sealift. Additionally, B2Gold reported that it remains on track to pour first gold in the first quarter of 2025, and that concrete and steel work in the mill area are progressing ahead of schedule.

Cangrejos Project
On October 18, 2023, Lumina Gold Corp., (“Lumina”) announced that the Cangrejos project is proceeding on schedule. Lumina has been actively executing its 2023 feasibility study drill plan with nine rigs currently at site. Lumina has signed contracts with several engineering companies for the advancement of the feasibility study.  The feasibility study is expected to be completed in the first quarter of 2025.

Corporate Development
Black Pine Project
On September 10, 2023, the Company acquired a new 0.5% Net Smelter Royalty (“NSR”) from Liberty Gold Corp., (“Liberty Gold”) on the Black Pine Oxide Gold Project (“Black Pine”) for total cash consideration of $4 million. Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030. The Company has been granted a Right of First Refusal on all royalties, streams or pre-pays that include precious metals pertaining to Black Pine. In addition, the Company made an equity investment of $5 million in Liberty Gold at C$0.34 per share.

Mineral Park Project
On October 24, 2023, the Company announced that it had entered into a PMPA (the “Mineral Park PMPA”) with Waterton Copper in respect of silver production from the Mineral Park mine located in Arizona, USA (the “Project” or “Mineral Park”). Under the Mineral Park PMPA, Wheaton will purchase 100% of the payable silver from Mineral Park for the life of the mine. Under the terms of the Mineral Park PMPA, the Company is committed to pay Waterton Copper total upfront cash consideration of $115 million in four payments during construction through three installments of $25 million and a final installment of $40 million. In addition, Wheaton will make ongoing payments for the silver ounces delivered equal to 18% of the spot price of silver until the value of the silver delivered, net of the production payment, is equal to the upfront consideration of $115 million, at which point the production payment will increase to 22% of the spot price of silver. The Company has also entered into a loan agreement to provide a secured debt facility of up to $25 million to the Mineral Park owner, an affiliate of Waterton Copper, once the full upfront consideration has been paid.

Sustainability
Ratings & Awards:
•
In the third quarter of 2023, Wheaton was recognized as Best Company for ESG & Sustainability (Metals & Mining) and runner-up for Best Company for Climate Reporting (Large Cap) by ESG Investing’s Corporate ESG Awards.

Community Investment Program:
•	In the third quarter of 2023, the Tour De Cure Presented by Wheaton attracted over 1,500 riders and raised more than $7.1 million for the BC Cancer Foundation.

•
In the third quarter of 2023, a number of new programs were established with First Majestic Silver. These include support for the operation of a community centre, improvements to a solid waste storage facility and the implementation of a recycling program, as well as the implementation and operation of wastewater treatment facilities in the community of Tayoltita. In addition, Wheaton also committed to assisting First Majestic Silver in providing internet access for several remote communities close to the mine.

Management Update
Wheaton announces management changes effective October 1, 2023, including the creation of a Chief Sustainability Officer position as well as Vice President appointments. Patrick Drouin, Wheaton’s former Senior Vice President of Sustainability and Investor Relations, has been appointed President of Wheaton International, succeeding Nik Tatarkin who although retiring from management, will remain on the Board of Wheaton International. Mr. Drouin will continue to oversee the Company’s ESG practices and performance at the executive level as President of Wheaton International and Chief Sustainability Officer.

Emma Murray has been appointed Vice President, Investor Relations, effective October 1, 2023, and will be primarily responsible for liaising with the investment community and ensuring the market is well-informed about Wheaton’s strategic vision, financial performance and growth prospects.

Simona Antolak has been appointed Vice President, Communications and Corporate Affairs, with responsibility over external and internal communications as well as sustainability matters.

These changes further strengthen Wheaton’s global management team.

About Wheaton Precious Metals Corp. and Outlook
Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

Wheaton's estimated attributable production in 2023 is forecast to be approximately 600,000 to 660,000 GEOs, unchanged from previous guidance2,3. Due to the temporary suspension of the Peñasquito mine from June 7, 2023 to October 13, 2023, Wheaton now expects its full-year production to have a higher weighting toward gold. The Company has previously estimated that average annual production for the five-year period ending in 2027 would amount to 810,000 GEOs, while for the ten-year period ending in 2032, the Company estimated that average annual production would amount to 850,000 GEOs. The Company will provide updated longer-term guidance in normal course in the first quarter of 2024, which will incorporate the impact of recent developments and acquisitions2,3.

In accordance with Wheaton Precious MetalsTM Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details
A conference call will be held on Friday, November 10, 2023, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:                                          1-888-664-6383
Dial from outside Canada or the US:                                           1-416-764-8650
Pass code:                                                                       35621453
Live webcast:                                                                                        Webcast URL

The accompanying slideshow will also be available in PDF format on the ‘Presentations’ page of the Wheaton Precious Metals website before the conference call. The conference call will be recorded and available until November 17, 2023 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:                                           1-888-390-0541
Dial from outside Canada or the US:                                            1-416-764-8677
Pass code:                                                                       621453 #
Archived webcast:                                                                               Webcast URL

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR+ at www.sedarplus.ca.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

For further information:

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com

Media Contact
Simona Antolak
Vice President, Communications & Corporate Affairs
Tel: 604-639-9870
Email: simona.antolak@wheatonpm.com

End Notes
1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter. Details of the dividend can be found in the Wheaton’s news release date November 9, 2023, titled “Wheaton Precious Metals Declares Quarterly Dividend.”
2 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
3 Company reports & S and P Capital IQ est. of 2022 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines. GEOs relating to production and guidance, which are provided to assist the reader, are based on the following commodity price assumptions: gold $1,850/oz, silver $24/oz, palladium $1,800/oz, platinum $1,100/oz and cobalt $18.75/lb. Five-year and ten-year guidance does not include any production from Pascua-Lama, Navidad, Cotabambas, Metates or additional expansions at Salobo outside of the Salobo III expansion. In addition, five-year guidance also does not include any production from Kutcho, or the Victor project at Sudbury. Additionally, none of the deals announced in 2023 have been factored into 2023 or longer-term guidance including the Blackwater extension, Cangrejos and Mineral Park Projects, and the Black Pine Royalty. Ounces produced represent the quantity of silver, gold, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions.
4 Portfolio mine life based on recoverable reserves and resources as of Dec 31, 2022 and 2022 actual mill throughput and is weighted by individual reserve and resource category.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2023	2022	2023	2022
Sales	$223,137	$218,836	$702,573	$829,002
Cost of sales
Cost of sales, excluding depletion	$49,808	$60,955	$160,413	$205,891
Depletion	46,435	55,728	145,908	178,812
Total cost of sales	$96,243	$116,683	$306,321	$384,703
Gross margin	$126,894	$102,153	$396,252	$444,299
General and administrative expenses	8,606	8,360	28,922	27,448
Share based compensation	4,336	77	16,217	11,586
Donations and community investments	1,736	1,406	5,054	3,379
Impairment reversal of mineral stream interests	-	(10,330)	-	(10,330)
Earnings from operations	$112,216	$102,640	$346,059	$412,216
Gain on disposal of mineral stream interest	-	(104,425)	(5,027)	(104,425)
Other (income) expense	(10,707)	(2,799)	(26,961)	(3,448)
Earnings before finance costs and income taxes	$122,923	$209,864	$378,047	$520,089
Finance costs	1,407	1,398	4,138	4,209
Earnings before income taxes	$121,516	$208,466	$373,909	$515,880
Income tax expense	(5,145)	(12,006)	(4,700)	(12,879)
Net earnings	$116,371	$196,460	$369,209	$503,001
Basic earnings per share	$0.257	$0.435	$0.815	$1.114
Diluted earnings per share	$0.257	$0.434	$0.814	$1.112
Weighted average number of shares outstanding
Basic	452,975	451,757	452,748	451,402
Diluted	453,538	452,386	453,419	452,221

Condensed Interim Consolidated Balance Sheets

	As at September 30	As at December 31
(US dollars in thousands - unaudited)	2023	2022
Assets
Current assets
Cash and cash equivalents	$833,919	$696,089
Accounts receivable	10,492	10,187
Cobalt inventory	2,429	10,530
Taxes receivable	5,000	-
Other	4,353	3,287
Total current assets	$856,193	$720,093
Non-current assets
Mineral stream interests	$5,737,454	$5,707,019
Early deposit mineral stream interests	47,093	46,092
Long-term equity investments	200,893	256,095
Property, plant and equipment	8,092	4,210
Other	31,790	26,397
Total non-current assets	$6,025,322	$6,039,813
Total assets	$6,881,515	$6,759,906
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$11,999	$12,570
Current taxes payable	-	2,763
Current portion of performance share units	9,404	14,566
Current portion of lease liabilities	590	818
Total current liabilities	$21,993	$30,717
Non-current liabilities
Performance share units	$6,222	$6,673
Lease liabilities	5,654	1,152
Deferred income taxes	189	165
Pension liability	4,196	3,524
Total non-current liabilities	$16,261	$11,514
Total liabilities	$38,254	$42,231
Shareholders' equity
Issued capital	$3,774,333	$3,752,662
Reserves	(78,872)	66,547
Retained earnings	3,147,800	2,898,466
Total shareholders' equity	$6,843,261	$6,717,675
Total liabilities and shareholders' equity	$6,881,515	$6,759,906

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	2023	2022	2023	2022
Operating activities
Net earnings	$116,371	$196,460	$369,209	$503,001
Adjustments for
Depreciation and depletion	46,784	56,129	147,031	180,004
Gain on disposal of mineral stream interest	-	(104,425)	(5,027)	(104,425)
Impairment (reversal of impairment) of mineral stream interests	-	(10,330)	-	(10,330)
Interest expense	78	22	131	72
Equity settled stock based compensation	1,732	1,568	5,133	4,407
Performance share units - expense	2,604	(1,491)	11,084	7,179
Performance share units - paid	-	(163)	(16,675)	(18,411)
Pension expense	329	291	787	720
Pension paid	-	-	(116)	-
Income tax expense (recovery)	5,145	12,006	4,700	12,879
Loss (gain) on fair value adjustment of share purchase warrants held	143	204	248	1,101
Investment income recognized in net earnings	(10,537)	(1,953)	(26,564)	(2,696)
Other	163	(349)	662	(440)
Change in non-cash working capital	(489)	4,728	(876)	(3,825)
Cash generated from operations before income taxes and interest	$162,323	$152,697	$489,727	$569,236
Income taxes paid	(912)	(29)	(5,244)	(141)
Interest paid	(79)	(22)	(112)	(73)
Interest received	9,771	1,851	24,213	2,374
Cash generated from operating activities	$171,103	$154,497	$508,584	$571,396
Financing activities
Credit facility extension fees	$(13)	$(1,205)	$(859)	$(1,207)
Share purchase options exercised	93	-	10,603	7,549
Lease payments	(169)	(201)	(548)	(603)
Dividends paid	(66,994)	(59,487)	(198,085)	(176,604)
Cash used for financing activities	$(67,083)	$(60,893)	$(188,889)	$(170,865)
Investing activities
Mineral stream interests	$(90,710)	$(46,675)	$(210,944)	$(107,476)
Early deposit mineral stream interests	(250)	(750)	(1,000)	(1,500)
Mineral royalty interest	(3,602)	-	(3,602)	-
Net proceeds on disposal of mineral stream interests	-	(139)	46,400	(139)
Acquisition of long-term investments	(5,006)	-	(13,181)	(22,768)
Proceeds on disposal of long-term investments	-	-	202	-
Dividends received	700	102	1,617	322
Other	(35)	(69)	(1,804)	(194)
Cash used for investing activities	$(98,903)	$(47,531)	$(182,312)	$(131,755)
Effect of exchange rate changes on cash and cash equivalents	$(35)	$(81)	$447	$(203)
Increase in cash and cash equivalents	$5,082	$45,992	$137,830	$268,573
Cash and cash equivalents, beginning of period	828,837	448,626	696,089	226,045
Cash and cash equivalents, end of period	$833,919	$494,618	$833,919	$494,618

Summary of Units Produced
	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Gold ounces produced ²
Salobo	69,045	54,804	43,677	37,939	44,212	34,129	44,883	48,235
Sudbury [3]	4,266	5,818	6,203	5,270	3,437	5,289	5,362	4,379
Constancia	19,003	7,444	6,905	10,496	7,196	8,042	6,311	9,857
San Dimas [4]	9,995	11,166	10,754	10,037	11,808	10,044	10,461	13,714
Stillwater [5]	2,454	2,017	1,960	2,185	1,833	2,171	2,497	2,664
Other
Marmato	673	639	457	533	542	778	477	479
777 [6]	-	-	-	-	-	3,509	4,003	4,462
Minto	-	1,292	3,063	2,567	3,050	2,480	4,060	3,506
Total Other	673	1,931	3,520	3,100	3,592	6,767	8,540	8,447
Total gold ounces produced	105,436	83,180	73,019	69,027	72,078	66,442	78,054	87,296
Silver ounces produced [2]
Peñasquito [7]	-	1,744	2,076	1,761	2,017	2,089	2,219	2,145
Antamina	864	960	851	1,067	1,327	1,330	1,210	1,309
Constancia	697	420	552	655	564	584	506	578
Other
Los Filos	28	28	28	14	21	35	42	37
Zinkgruvan	785	374	632	664	642	739	577	482
Neves-Corvo	486	407	436	369	323	345	344	522
Aljustrel	327	279	343	313	246	292	287	325
Cozamin	165	184	141	157	179	169	186	213
Marmato	11	7	8	9	7	7	11	7
Yauliyacu [8]	-	-	-	261	463	756	637	382
Stratoni [9]	-	-	-	-	-	-	-	129
Minto	-	14	29	33	33	26	45	44
Keno Hill [10]	-	-	-	-	-	48	20	30
777 [6]	-	-	-	-	-	80	91	96
Total Other	1,802	1,293	1,617	1,820	1,914	2,497	2,240	2,267
Total silver ounces produced	3,363	4,417	5,096	5,303	5,822	6,500	6,175	6,299
Palladium ounces produced ²
Stillwater [5]	4,006	3,880	3,705	3,869	3,229	3,899	4,488	4,733
Cobalt pounds produced ²
Voisey's Bay	183	152	124	128	226	136	234	381
GEOs produced [11]	154,800	145,797	144,000	142,887	153,025	155,932	164,911	177,490
Average payable rate [2]
Gold	95.5%	95.1%	95.1%	94.9%	95.1%	95.1%	95.2%	96.0%
Silver	79.0%	83.2%	82.3%	83.6%	85.8%	85.9%	86.3%	86.2%
Palladium	93.6%	94.1%	96.0%	91.7%	95.0%	94.6%	92.7%	92.2%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEO [11]	90.8%	90.4%	89.3%	89.3%	90.4%	90.4%	90.7%	91.5%
1)	All figures in thousands except gold and palladium ounces produced.
2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces; Q1 2023 - 401,000 ounces; Q4 2022 - 348,000 ounces; Q3 2022 - 412,000 ounces; Q2 2022 - 382,000 ounces; Q1 2022 - 408,000 ounces; Q4 2021 - 544,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.
7)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
8)	On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
9)	The Stratoni mine was placed into care and maintenance during Q4-2021.
10)	On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for $141 million of Hecla common stock.
11)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

Summary of Units Sold

	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Gold ounces sold
Salobo	44,444	46,030	35,966	41,029	31,818	48,515	42,513	47,171
Sudbury [2]	4,836	4,775	4,368	4,988	5,147	7,916	3,712	965
Constancia	12,399	9,619	6,579	6,013	6,336	7,431	10,494	6,196
San Dimas	9,695	11,354	10,651	10,943	10,196	10,633	10,070	15,182
Stillwater [3]	1,985	2,195	2,094	1,783	2,127	2,626	2,628	2,933
Other
Marmato	792	467	480	473	719	781	401	423
777	275	153	126	785	3,098	3,629	4,388	4,290
Minto	-	701	2,341	2,982	2,559	2,806	3,695	2,462
Total Other	1,067	1,321	2,947	4,240	6,376	7,216	8,484	7,175
Total gold ounces sold	74,426	75,294	62,605	68,996	62,000	84,337	77,901	79,622
Silver ounces sold
Peñasquito	453	1,913	1,483	2,066	1,599	2,096	2,188	1,818
Antamina	794	963	814	1,114	1,155	1,177	1,468	1,297
Constancia	435	674	366	403	498	494	644	351
Other
Los Filos	30	37	34	16	24	41	42	17
Zinkgruvan	714	370	520	547	376	650	355	346
Neves-Corvo	245	132	171	80	105	167	204	259
Aljustrel	142	182	205	156	185	123	145	133
Cozamin	139	150	119	150	154	148	177	174
Marmato	11	7	7	7	8	11	8	8
Yauliyacu	-	-	-	337	1,005	817	44	551
Stratoni	-	-	-	-	-	(2)	133	42
Minto	-	7	29	23	22	21	31	27
Keno Hill	-	-	1	1	30	30	27	24
777	2	2	-	35	73	75	87	69
Total Other	1,283	887	1,086	1,352	1,982	2,081	1,253	1,650
Total silver ounces sold	2,965	4,437	3,749	4,935	5,234	5,848	5,553	5,116
Palladium ounces sold
Stillwater [3]	4,242	3,392	2,946	3,396	4,227	3,378	4,075	4,641
Cobalt pounds sold
Voisey's Bay	198	265	323	187	115	225	511	228
GEOs sold [4]	119,030	138,835	117,383	138,218	135,179	165,766	159,082	152,826
Cumulative payable units PBND [5]
Gold ounces	99,923	73,403	69,479	62,602	65,978	59,331	81,365	84,989
Silver ounces	1,071	1,325	2,065	1,606	2,287	2,438	2,693	3,042
Palladium ounces	5,607	6,122	5,751	5,098	5,041	6,267	5,535	5,629
Cobalt pounds	376	250	285	257	402	280	550	596
GEO [4]	123,086	99,084	104,749	91,001	104,623	99,895	127,257	135,964
Inventory on hand
Cobalt pounds	155	310	398	633	556	582	410	657
1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

5)
Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended September 30, 2023
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	69,045	44,444		$1,944		$420		$330	$86,395	$53,026	$67,710	$2,341,485
Sudbury [4]	4,266	4,836		1,950		400		1,204	9,428	1,669	7,494	268,224
Constancia	19,003	12,399		1,944		419		316	24,102	14,991	18,906	86,555
San Dimas	9,995	9,695		1,944		631		260	18,846	10,216	12,732	147,638
Stillwater	2,454	1,985		1,944		349		510	3,859	2,154	3,167	212,650
Other [5]	673	1,067		1,945		368		391	2,077	1,266	1,684	557,035
	105,436	74,426		$1,944		$444		$381	$144,707	$83,322	$111,693	$3,613,587
Silver
Peñasquito	-	453		$23.82		$4.43		$4.06	$10,804	$6,952	$8,795	$278,028
Antamina	864	794		23.82		4.81		7.06	18,915	9,496	15,097	527,227
Constancia	697	435		23.82		6.18		6.24	10,360	4,958	7,674	183,736
Other [6]	1,802	1,283		23.62		5.15		2.64	30,293	20,301	19,439	549,641
	3,363	2,965		$23.73		$5.10		$4.57	$70,372	$41,707	$51,005	$1,538,632
Palladium
Stillwater	4,006	4,242		$1,251		$223		$459	$5,307	$2,416	$4,361	$222,154
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,450
Cobalt
Voisey's Bay	183	198		$13.87		$3.66 ⁷		$12.98	$2,751	$(551)	$4,235	$353,631
Operating results									$223,137	$126,894	$171,294	$5,737,454
Other
General and administrative										$(8,606)	$(6,321)
Share based compensation										(4,336)	-
Donations and community investments										(1,736)	(1,750)
Finance costs										(1,407)	(1,078)
Other										10,707	9,870
Income tax										(5,145)	(912)
Total other										$(10,523)	$(191)	$1,144,061
										$116,371	$171,103	$6,881,515

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)
Comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon, Curipamba and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

6)
Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

7)
Cash cost per pound of cobalt sold during the third quarter of 2023 was net of a previously recorded inventory write-down of $0.1 million, resulting in a decrease of $0.51 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

On a gold equivalent basis, results for the Company for the three months ended September 30, 2023 were as follows:
Three Months Ended September 30, 2023
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [2]	Cash Operating Margin ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [4]	154,800	119,030	$ 1,875	$ 418	$ 1,457	$ 390	$ 1,067

1)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

Three Months Ended September 30, 2022
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Impairment Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	44,212	31,818		$1,724		$416		$334	$54,860	$-	$31,000	$41,617	$2,396,952
Sudbury [5]	3,437	5,147		1,745		400		1,092	8,984	-	1,303	5,943	288,863
Constancia	7,196	6,336		1,724		415		271	10,925	-	6,578	8,295	97,213
San Dimas	11,808	10,196		1,724		624		260	17,579	-	8,567	11,213	158,704
Stillwater	1,833	2,127		1,724		317		429	3,667	-	2,080	2,992	216,617
Other [6]	3,592	6,376		1,743		694		59	11,113	-	6,311	5,562	461,359
	72,078	62,000		$1,728		$474		$353	$107,128	$-	$55,839	$75,622	$3,619,708
Silver
Peñasquito	2,017	1,599		$19.30		$4.36		$3.57	$30,857	$-	$18,182	$23,885	$301,040
Antamina	1,327	1,155		19.30		3.75		7.06	22,287	-	9,798	17,951	553,231
Constancia	564	498		19.30		6.12		6.35	9,613	-	3,398	6,563	195,507
Other [7]	1,914	1,982		18.93		7.51		6.84	37,513	114,755	123,823	21,896	538,739
	5,822	5,234		$19.16		$5.59		$5.84	$100,270	$114,755	$155,201	$70,295	$1,588,517
Palladium
Stillwater	3,229	4,227		$2,091		$353		$399	$8,838	$-	$5,657	$7,344	$228,168
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,425
Cobalt
Voisey's Bay	226	115		$22.68		$7.21		$13.63	$2,600	$-	$211	$7,352	$361,238
Operating results									$218,836	$114,755	$216,908	$160,613	$5,807,056
Other
General and administrative											$(8,360)	$(5,342)
Share based compensation											(77)	(163)
Donations and community investments											(1,406)	(1,410)
Finance costs											(1,398)	(1,020)
Other											2,799	1,848
Income tax											(12,006)	(29)
Total other											$(20,448)	$(6,116)	$780,539
											$196,460	$154,497	$6,587,595

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Relates to the termination of the Keno Hill PMPA.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)
Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)
Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Stratoni, Loma de La Plata, Copper World Complex, Pascua-Lama, Blackwater and Curipamba silver interests and the previously owned Keno Hill and Yauliyacu silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

On a gold equivalent basis, results for the Company for the three months ended September 30, 2022 were as follows:

Three Months Ended September 30, 2022
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [2]	Cash Operating Margin ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [4]	153,025	135,179	$ 1,619	$ 451	$ 1,168	$ 412	$ 756
1)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

Nine Months Ended September 30, 2023
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	167,526	126,440		$1,947		$420		$330	$246,219	$-	$151,287	$193,063	$2,341,485
Sudbury [5]	16,287	13,979		1,953		400		1,087	27,295	-	6,512	21,420	268,224
Constancia	33,352	28,597		1,948		417		316	55,718	-	34,751	43,779	86,555
San Dimas	31,915	31,700		1,945		628		260	61,657	-	33,535	41,762	147,638
Stillwater	6,431	6,274		1,945		347		510	12,201	-	6,824	10,026	212,650
Other [6]	6,124	5,335		1,935		1,119		172	10,324	-	3,439	4,090	557,035
	261,635	212,325		$1,947		$465		$369	$413,414	$-	$236,348	$314,140	$3,613,587
Silver
Peñasquito	3,820	3,849		$23.63		$4.43		$4.06	$90,967	$-	$58,268	$73,915	$278,028
Antamina	2,675	2,571		23.65		4.69		7.06	60,812	-	30,625	48,765	527,227
Constancia	1,669	1,475		23.75		6.15		6.24	35,034	-	16,750	25,962	183,736
Other [7]	4,712	3,256		23.44		5.58		2.82	76,316	5,027	53,966	55,364	549,641
	12,876	11,151		$23.60		$5.05		$4.68	$263,129	$5,027	$159,609	$204,006	$1,538,632
Palladium
Stillwater	11,591	10,580		$1,410		$255		$440	$14,922	$-	$7,565	$12,223	$222,154
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,450
Cobalt
Voisey's Bay	458	786		$14.13		$3.36 ⁸		$13.63	$11,108	$-	$(2,243)	$13,056	$353,631
Operating results									$702,573	$5,027	$401,279	$543,425	$5,737,454
Other
General and administrative											$(28,922)	$(29,702)
Share based compensation											(16,217)	(16,675)
Donations and community investments											(5,054)	(4,896)
Finance costs											(4,138)	(3,147)
Other											26,961	24,823
Income tax											(4,700)	(5,244)
Total other											$(32,070)	$(34,841)	$1,144,061
											$369,209	$508,584	$6,881,515

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	The gain on disposal of Other silver interests relates to the gain on the buyback of 33% of the Goose PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)
Comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon, Curipamba and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)
Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

8)
Cash cost per pound of cobalt sold during the nine months ended September 30, 2023 was net of a previously recorded inventory write-down of $1.6 million, resulting in a decrease of $2.05 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

On a gold equivalent basis, results for the Company for the nine months ended September 30, 2023 were as follows:

Nine Months Ended September 30, 2023
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [2]	Cash Operating Margin ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [4]	444,597	375,248	$ 1,872	$ 427	$ 1,445	$ 389	$ 1,056

1)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

Nine Months Ended September 30, 2022
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Impairment Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	123,224	122,846		$1,834		$416		$334	$225,267	$-	$133,146	$174,134	$2,396,952
Sudbury [5]	14,088	16,775		1,828		400		1,091	30,673	-	5,657	22,980	288,863
Constancia	21,549	24,261		1,833		413		271	44,480	-	27,886	34,463	97,213
San Dimas	32,313	30,899		1,823		622		260	56,335	-	29,095	37,114	158,704
Stillwater	6,501	7,381		1,829		330		429	13,503	-	7,902	11,070	216,617
Other [6]	18,899	22,076		1,829		734		45	40,388	-	23,183	22,912	461,359
	216,574	224,238		$1,831		$471		$348	$410,646	$-	$226,869	$302,673	$3,619,708
Silver
Peñasquito	6,325	5,883		$22.21		$4.36		$3.57	$130,686	$-	$84,058	$105,036	$301,040
Antamina	3,867	3,800		22.13		4.42		7.06	84,093	-	40,479	66,952	553,231
Constancia	1,654	1,636		22.15		6.09		6.34	36,227	-	15,883	26,260	195,507
Other [7]	6,651	5,316		21.41		7.14		5.61	113,823	114,755	160,768	75,969	538,739
	18,497	16,635		$21.93		$5.43		$5.29	$364,829	$114,755	$301,188	$274,217	$1,588,517
Palladium
Stillwater	11,616	11,680		$2,190		$383		$399	$25,574	$-	$16,437	$21,099	$228,168
Platinum
Marathon	-	-	$	n.a	$	n.a	$	n.a	$-	$-	$-	$-	$9,425
Cobalt
Voisey's Bay	596	851		$32.85		$6.24		$9.49	$27,953	$-	$14,560	$24,412	$361,238
Operating results									$829,002	$114,755	$559,054	$622,401	$5,807,056
Other
General and administrative											$(27,448)	$(28,688)
Share based compensation											(11,586)	(18,411)
Donations and community investments											(3,379)	(2,977)
Finance costs											(4,209)	(3,107)
Other											3,448	2,319
Income tax											(12,879)	(141)
Total other											$(56,053)	$(51,005)	$780,539
											$503,001	$571,396	$6,587,595

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Relates to the termination of the Keno Hill PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)
Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)
Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Stratoni, Loma de La Plata, Copper World Complex, Pascua-Lama, Blackwater and Curipamba silver interests and the previously owned Keno Hill and Yauliyacu silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

On a gold equivalent basis, results for the Company for the nine months ended September 30, 2022 were as follows:

Nine Months Ended September 30, 2022
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [2]	Cash Operating Margin ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [4]	473,868	460,026	$ 1,802	$ 448	$ 1,354	$ 389	$ 965

1)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of  non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2023	2022	2023	2022
Net earnings	$116,371	$196,460	$369,209	$503,001
Add back (deduct):
Impairment charge (reversal)	-	(10,330)	-	(10,330)
Gain on disposal of Mineral Stream Interest	-	(104,425)	(5,027)	(104,425)
(Gain) loss on fair value adjustment of share purchase warrants held	143	204	248	1,101
Income tax (expense) recovery recognized in the Statement of Shareholders' Equity	-	3,644	-	4,143
Income tax (expense) recovery recognized in the Statement of OCI	5,115	546	7,205	701
Income tax recovery related to prior year disposal of Mineral Stream Interest	-	7,779	(2,672)	7,779
Other	(162)	-	(482)	(802)
Adjusted net earnings	$121,467	$93,878	$368,481	$401,168
Divided by:
Basic weighted average number of shares outstanding	452,975	451,757	452,748	451,402
Diluted weighted average number of shares outstanding	453,538	452,386	453,419	452,221
Equals:
Adjusted earnings per share - basic	$0.268	$0.208	$0.814	$0.889
Adjusted earnings per share - diluted	$0.268	$0.208	$0.813	$0.887

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2023	2022	2023	2022
Cash generated by operating activities	$171,103	$154,497	$508,584	$571,396
Divided by:
Basic weighted average number of shares outstanding	452,975	451,757	452,748	451,402
Diluted weighted average number of shares outstanding	453,538	452,386	453,419	452,221
Equals:
Operating cash flow per share - basic	$0.378	$0.342	$1.123	$1.266
Operating cash flow per share - diluted	$0.377	$0.342	$1.122	$1.264

iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022	2023	2022
Cost of sales	$96,243	$116,683	$306,321	$384,703
Less: depletion	(46,435)	(55,728)	(145,908)	(178,812)
Cash cost of sales	$49,808	$60,955	$160,413	$205,891
Cash cost of sales is comprised of:
Total cash cost of gold sold	$33,014	$29,398	$98,724	$105,719
Total cash cost of silver sold	15,121	29,238	56,351	90,384
Total cash cost of palladium sold	946	1,493	2,699	4,475
Total cash cost of cobalt sold	727	826	2,639	5,313
Total cash cost of sales	$49,808	$60,955	$160,413	$205,891
Divided by:
Total gold ounces sold	74,426	62,000	212,325	224,238
Total silver ounces sold	2,965	5,234	11,151	16,635
Total palladium ounces sold	4,242	4,227	10,580	11,680
Total cobalt pounds sold	198	115	786	851
Equals:
Average cash cost of gold (per ounce)	$444	$474	$465	$471
Average cash cost of silver (per ounce)	$5.10	$5.59	$5.05	$5.43
Average cash cost of palladium (per ounce)	$223	$353	$255	$383
Average cash cost of cobalt (per pound)	$3.66	$7.21	$3.36	$6.24

iv.
Cash operating margin is calculated by adding back depletion to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022	2023	2022
Gross margin	$126,894	$102,153	$396,252	$444,299
Add back: depletion	46,435	55,728	145,908	178,812
Cash operating margin	$173,329	$157,881	$542,160	$623,111
Cash operating margin is comprised of:
Total cash operating margin of gold sold	$111,693	$77,730	$314,690	$304,927
Total cash operating margin of silver sold	55,251	71,032	206,778	274,445
Total cash operating margin of palladium sold	4,361	7,345	12,223	21,099
Total cash operating margin of cobalt sold	2,024	1,774	8,469	22,640
Total cash operating margin	$173,329	$157,881	$542,160	$623,111
Divided by:
Total gold ounces sold	74,426	62,000	212,325	224,238
Total silver ounces sold	2,965	5,234	11,151	16,635
Total palladium ounces sold	4,242	4,227	10,580	11,680
Total cobalt pounds sold	198	115	786	851
Equals:
Cash operating margin per gold ounce sold	$1,500	$1,254	$1,482	$1,360
Cash operating margin per silver ounce sold	$18.63	$13.57	$18.55	$16.50
Cash operating margin per palladium ounce sold	$1,028	$1,738	$1,155	$1,807
Cash operating margin per cobalt pound sold	$10.21	$15.47	$10.77	$26.61

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the payment of $115 million to Waterton Copper and the satisfaction of each party's obligations in accordance with the Mineral Park PMPA and the receipt of silver production in respect of the Mineral Park Mine, the future price of commodities, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements, the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, future payments by the Company in accordance with PMPAs, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, future sales of common shares under the ATM program, continued listing of the Company’s common shares, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the CRA Settlement, possible domestic audits for taxation years subsequent to 2016 and international audits, the Company’s assessment of the impact of any tax reassessments, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, the Company’s climate change and environmental commitments, and assessments of the impact and resolution of various legal and tax matters, including but not limited to audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to the satisfaction of each party's obligations in accordance with the terms of the Mineral Park PMPA, the satisfaction of each party's obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements, risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence), potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023,  potential implementation of a 15% global minimum tax, including the draft legislation issued for consultation by the Canadian Federal Government on August 4, 2023 that would apply to the income of the Company’s non-Canadian subsidiaries; counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations, climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable supplies, infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, environmental, social and governance matters, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, Wheaton’s acquisition strategy and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2022 on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the payment of $115 million to Waterton Copper and the satisfaction of each party's obligations in accordance with the terms of the Mineral Park PMPA, that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company’s common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company’s common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward‑looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2022, which was filed on March 31, 2023 and other continuous disclosure documents filed by Wheaton since January 1, 2023, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by,  Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.